SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                       ICON CASH FLOW PARTNERS L.P. SEVEN
                            (Name of Subject Company)

  MPF-NY 2006, LLC, MORAGA GOLD, LLC, MPF DEWAAY FUND 3, LLC, MPF FLAGSHIP FUND 11, LLC, MPF BLUE RIDGE FUND I, LLC, MPF BLUE RIDGE FUND II, LLC, MPF SENIOR
     NOTE PROGRAM I, LP, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MACKENZIE PATTERSON SPECIAL FUND 6, LLC, MACKENZIE
  PATTERSON SPECIAL FUND 6-A, LLC, MPF INCOME FUND 22, LLC, MPF INCOME FUND 23,
          LLC, MPF DEWAAY FUND 4, LLC, MPF DEWAAY PREMIER FUND 2, LLC;

            MP VALUE FUND 7, LLC; AND MACKENZIE PATTERSON FULLER, LP

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                  MacKenzie Patterson Fuller, LP
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                            Amount of
         Valuation*                                             Filing Fee

         $4,443,966                                             $475.50

 * For purposes of calculating the filing fee only. Assumes the purchase of 987,548 Units at a purchase price equal to $4.50 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: $475.50
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: May 30, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The Schedule TO filed as of May 1, 2006 and amended June 6, 2006 by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.


                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2006, LLC, Moraga Gold, LLC, MPF DeWaay Fund 3, LLC, MPF Flagship Fund 11, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC, and MP Value Fund 7, LLC (collectively the "Purchasers") to purchase all Units of limited partnership interest (the "Units") in ICON Cash Flow Partners L.P. Seven (the "Partnership"), the subject company, not already held by purchasers and their affiliates at a purchase price equal to $4.50 per Unit, less the amount of any distributions declared or made with respect to the Units between May 30, 2006 (the "Offer Date") and July 11, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 30, 2006 (the "Offer to Purchase") and the related Letter of Transmittal

The Purchasers are amending the Offer to add MP Value Fund 7, LLC as a Purchaser and by making the following additional disclosures. In March 2006, MP Value Fund 7, LLC entered into a contract to purchase 500 Units of the Partnership at $7.65 per Unit in order to become a partner in the Partnership. Those Units have not transferred as of the date of the Offer or this amendment, so the Offer did not disclose that the Purchasers owned any Units in the Partnership. However, the Purchasers do have the contractual right to purchase those Units and such Units should be transferred in the near future. The 500 Units constitute 0.05% of the outstanding Units. The Partnership has disclosed that it will not recognize any of the Purchasers as substitute limited partners, but rather will only transfer the economic rights to the Units purchased pursuant to the Offer. This fact should not be material to any partner's decision as to whether to sell Units or not because it has no impact on the contract or purchase price or rights of the seller. Further, please note that if we were successful in obtaining more than 50% of the Units of the Partnership, we might have the ability to control the Partnership through the ability to remove the general partner, although we have no intention of so doing.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 14, 2006

MPF-NY 2006, LLC, Moraga Gold, LLC, MPF DeWaay Fund 3, LLC, MPF Flagship Fund 11, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MacKenzie Patterson Special Fund 7, LLC, MPF DeWaay Premier Fund 3, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Income Fund 22, LLC, MPF Income Fund 23, LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 2, LLC

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President of Manager or
         General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         -------------------------------
         Chip Patterson, Senior Vice President